UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BYND CANNASOFT
ENTERPRISES INC

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

05608P109

(CUSIP Number)

Cloud Alliance Inc

8609 Westwood Center Drive, Suite 110

Tysons Corner, VA 22182

Attention: Zhifa Liu

+1 (631) 238 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cloud Alliance Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON* (see instructions)
CO

CUSIP No. 05608P109	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhifa Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 05608P109	13D/A	Page 4 of 5 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D jointly filed with the SEC by Cloud Alliance Inc. and Zhifa Liu (collectively, the "Reporting Persons") on April 5, 2024, as amended on April 8, 2024 by the Reporting Persons (as amended and supplemented to date, "Schedule 13D"). The Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

The Reporting Persons are filing this Amendment No. 2 to report certain changes in their beneficial ownership of Common Shares of the Issuer as a result of the sale of an aggregate 1,127,000 Common Shares of the Issuer as described in Item 4 of the Schedule 13D.

Item 4. Purpose of Transaction

The response to Item 4 in the Schedule 13D is hereby amended and restated as follows:

On May 16, 2024, the Reporting Persons sold an aggregate 1,127,000 Common Shares of the Issuer in open market transactions on average of $1.2 per Common Share for aggregate gross proceeds of $1,622,880.

Item 5. Interest in Securities of the Issuer

Following the May 16, 2024 open market transactions reported in Item 4 above, the Reporting Persons hold no securities of the Issuer.

CUSIP No. 05608P109	13D/A	Page 5 of 5 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CLOUD ALLIANCE INC.

/s/ Zhifa Liu Name

Chief Executive Officer Title

May 17, 2024 Insert Date

ZHIFA LIU

/s/ Zhifa Liu Name

Title

May 17, 2024 Date